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EXHIBIT 12.1

WCI Communities, Inc.

Statement of the Computation of the Ratio of Earnings To Fixed Charges

Three Years Ended December 31, 2013

($ in thousands)

(Unaudited)

	Year Ended December 31, 2013 (Pro Forma)(A)	Years Ended December 31,
		2013	2012	2011
Earnings
Income (loss) from continuing operations before income taxes	$21,128	$20,776	$(4,305)	$(54,453)
Fixed charges	12,730	15,143	17,016	19,246
Amortization of capitalized interest	4,257	4,257	2,304	988
Capitalized interest	(9,680)	(11,741)	(9,249)	(1,261)
Distributions in excess of (less than) earnings for equity method investees	123	123	(9)	43

Total earnings (loss), as adjusted	$28,558	$28,558	$5,757	$(35,437)

Fixed Charges
Interest incurred, both expensed and capitalized	$11,865	$14,278	$16,227	$18,215
Interest portion of rental expense	865	865	789	1,031

Total fixed charges	$12,730	$15,143	$17,016	$19,246

Ratio of Earnings to Fixed Charges	2.2	1.9	(B)	(B)

(A)
The pro forma ratio of earnings to fixed charges for the year ended December 31, 2013 assumes that, effective January 1, 2013, our variable-rate Senior Secured Term Notes due 2017 in the principal amount of $125.0 million were replaced with a like amount of our 6.875% Senior Notes due 2021.

(B)
Total earnings (loss), as adjusted, was inadequate to cover fixed charges for the years ended December 31, 2012 and 2011. Additional earnings of approximately $11.3 million and $54.7 million, respectively, would have been necessary to eliminate the respective deficits and bring the ratio of earnings to fixed charges to 1.0.

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  EXHIBIT 12.1
WCI Communities, Inc. Statement of the Computation of the Ratio of Earnings To Fixed Charges Three Years Ended December 31, 2013 ($ in thousands) (Unaudited)